July 10, 2024

Division of Corporation Finance

Office of Real Estate & Constructions

Attn: Ronald E. Alper

Re:	Auor Capital Fund V LLC

Response to Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted June 4, 2024

CIK No. 0002017115

Dear Mr. Alper,

This letter is in response to your correspondence dated June 27, 2024 and is being submitted in conjunction with a revised offering statement.

Cover Page

1.   That the Class B Units do not have voting rights has been disclosed on the revised offering statement.

Description of Property

Property Valuation, Page 18

2.   Reference to GTRE Commercial has been removed in the revised offering statement as consent was not obtained.

Exhibits.

3.   Exhibit 99.1, pro forma financials and projections were are included on page 12 of the previously filed, but have been refiled as part of the revised offering statement Exhibit 99.1. Additionally, a legal opinion as to the legality of the Class B Units has been included in the revised offering statement.

Signatures, page III-2

4.   Brody Nordland (the CFO) has also been identified as the principal accounting officer in the revised offering statement.

General

5.   Auor Capital Fund V LLC (“Auor”) is not subject to the regulations of the Investment Company Act of 1940 (the “Act”) because Auor qualifies for at least one of the exemptions provided under the Act. Specifically, Auor qualifies for the exemption listed under the following provision: 15 U.S.C. § 80a-3(b)(2) (exempting issuers primarily engaged in non-investment business). Though Auor was organized to acquire the interest in Foxtail Hollow, LLC (and to repay the loan used to acquire such interest), Foxtail Hollow, LLC, its subsidiary, exists to develop real property. While Auor does not own a majority interest in Foxtail Hollow, LLC, the management of Auor (and therefore Auor) also controls Foxtail Hollow, LLC, through its ownership of Foxtail Hollow Development, LLC, the manager of Foxtail Hollow, LLC. As such, Auor is primarily engaged in the development of real property through a controlled subsidiary, meaning that it is primarily engaged in a business other than “investing, reinvesting, owning, holding, or trading in securities.”

6.   The financials of Foxtail Hollow, LLC have been included in the revised offering statement.

7.   We simply included the most up-to-date financials we had for Auor Capital Fund V LLC at the time of filing, which were prepared through April, 2024.

Sincerely,

/s/ Jeremy E. Warring

Attorney

direct: 612.672.3657	email: jwarring@messerlikramer.com	fax: 612.672.3777

1400 Fifth Street Towers 100 South Fifth Street Minneapolis, MN 55402		messerlkramer.com